SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of
Executive Directors

(Principal Executive Officer)

Dated: July 16, 2004

Océ results second quarter and first six months 2004*

	Second quarter 2004		First six months 2004
In million €
Revenues	682.2	[– 1.4%]	1,304.6	[– 4.7%]
Operating income [EBIT]	34.2	[– 0.1%]	64.6	[– 14.7%]
Net income	21.4	[+ 12.9%]	38.6	[– 3.8%]

In €
Net income per share	0.25	[+ 13.4%]	0.44	[– 4.0%]

*	The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2003 no changes have taken place in the accounting principles.

•	Revenues decreased during the first six months by 4.7% to € 1,305 million. Organic growth in revenues amounted to 1.1%.

•	Organic growth in revenues from machines, software and professional services [non-recurring] amounted to 12.3% in the first six months [16.0% in the second quarter]. The trend in recurring revenues is also positive.

•	Operating income was € 64.6 million [2003: € 75.8 million]. The net effect of outsourcing the lease activities on operating income was € 2.2 million.

•	Net income amounted to € 38.6 million [2003: € 40.1 million].

•	Free cash flow amounted to € 90 million.

•	Continued growth in sales of machines, software and professional services expected in the second six months of 2004.

Results second quarter 2004

In the second quarter revenues declined by 1.4%. The organic growth in revenues amounted to 2.9%. After adjustment for the book profit of € 10.0 million on the sale of the lease portfolio, the organic growth in revenues amounted to 1.4%.

Non-recurring revenues increased by 16% [or by 10% excluding the sale of leases].

Recurring revenues [service, rental, leasing, business services and media] decreased by 1.3%.

In the first quarter the decrease in recurring revenues had still amounted to 3.0%.

Following the distinct upward trend in non-recurring revenues in the previous quarters, an upturn is now visible in recurring revenues as well.

The gross margin increased from 42.0% to 43.0%. This increase was mainly achieved thanks to an improved factory utilisation level and a favourable product mix.

The positive effect of sale of the lease portfolio [0.9%] was cancelled out by the lower hedge results than in 2003 [– 1.1%].

Operating expenses increased by 1%.

Interest charges and tax charges were substantially lower.

Net income, including the book profit on the sale of the lease portfolio, increased by 13% to € 21.4 million.

Net income per ordinary share outstanding amounted to € 0.25 [2003: € 0.22].

Results first six months 2004

Revenues amounted to € 1,304.6 million, a decrease of 4.7% compared to the corresponding period of the previous year.

Revenues grew organically by 1.1%. This is largely the result of an increase in non-recurring revenues which rose organically by 12.3%. After adjustment for the book profit on the sale of the lease portfolio [€ 12.7 million] the increase in revenues amounted to 8.3%.

The effect of exchange rates on revenues amounted to 5.6%.

For the third quarter in succession growth was booked in the sales of printing systems.

The organic decrease in recurring revenues amounted to 2.1%.

The gross margin increased by 1.2% to 42.7%.

The results achieved on hedging operations reduced the margin by 0.4%.

Operating expenses remained at the same level as in the first six months of 2003. The organic increase in these expenses amounted to 4.3%, chiefly in marketing and sales.

These expenses increased as a result of the actions taken to expand Océ’s distribution capacity and the costs of the corporate advertising campaign.

Operating income [EBIT] amounted to € 64.6 million, a decrease of 14.7%.

Financial expense [net] decreased by 42.1%.

The tax charge decreased by more than 2% to 28%. It is expected that this level can be maintained during the remainder of the year.

Net income amounted to € 38.6 million [– 3.8%].

Net income per ordinary share outstanding was € 0.44 [2003: € 0.46].

Balance sheet

The balance sheet total amounted to € 2,343 million, a decrease of € 323 million compared to the balance sheet total at the end of May 2003. The decrease in the balance sheet total was largely caused by decreases in lease receivables [€ 239 million], rental machines [€ 25 million] and accounts receivable and prepaid expenses [€ 60 million].

In the first six months cash and cash equivalents increased by € 59 million, chiefly due to the sale of lease receivables. Inventories increased as a result of the introduction of new machines.

The free cash flow amounted to € 90 million [2003: € 44 million].

Results by Strategic Business Unit

In Digital Document Systems [DDS] revenues amounted to € 909.3 million [2003: € 945.3 million].

The organic growth in revenues was 2.1% [second quarter: 3.5%].

The growth in sales of printing systems, which started in the final quarter of 2003, intensified during the first six months and increased by 16.1%.

After adjustment for the book profit on the sale of the lease portfolio, non-recurring revenues in the DDS Strategic Business Unit grew organically during the first half-year by 11.4% [second quarter: 12.6%].

Recurring revenues showed an organic decrease of 1.6% [second quarter: 1.4%].

The negative effect of exchange rates amounted to 5.6%. The operating income of the DDS Strategic Business Unit amounted to € 40.9 million [2003: € 49.7 million].

During the second quarter the second-generation colour printer, the Océ CPS900, was launched. This introduction has strengthened Océ’s position in colour. In black-and-white the introduction of the Océ VarioPrint 2110 [110 ppm] met with a very good market reception.

These two new machines, which were launched during the highly successful DRUPA trade fair, have substantially strengthened Océ’s product portfolio in the strategic growth segments of colour and high-volume black-and-white printing, both in the office and commercial markets.

The new and innovative machines and services of Océ are mainly focused on serving the growth segments of colour and high-volume black-and-white printing and business services.

Océ therefore expects that these new products will expand its market share.

The revenues of Océ Business Services grew by 10.5%.

In Wide Format Printing Systems [WFPS] revenues amounted to € 395.3 million [2003: € 423.9 million]. Sales of printing systems in this Strategic Business Unit recorded an organic growth-rate of 5.4%. After adjustment for the book profit on the sale of the lease portfolio the growth amounted to 2.8%.

Recurring revenues decreased organically by 3.4% [second quarter: – 1.0%].

The effect of exchange rates was – 5.6%.

In this Strategic Business Unit, too, revenues are developing well overall. Operating income amounted to € 23.7 million [2003: € 26.2 million].

In WFPS Océ was able not only to maintain but also to strengthen its leadership position further in the design engineering market during the first six months. In the colour segment of Technical Documentation Systems the Océ TCS400 has likewise captured a clear position. Colour is a factor that will serve as a catalyst for future growth.

The investment climate seems to be slowly picking up.

This tendency is not yet making itself felt in the graphical sector, a market on which uncertainty still prevails.

Outsourcing of manufacturing

The relocation of part of the manufacturing activities from Venlo to Central Europe and the Far East is progressing well. As a result of the relocation of manufacturing operations the targeted savings on production costs will be achieved whilst maintaining Océ’s high standards of quality.

Before the end of the year the first products originating from the said regions will become available.

Outsourcing of lease activities

Further progress has been made on the outsourcing of the lease activities. In Europe the lease partner’s administrative systems have now been brought fully into line with those of Océ. New contracts are already being processed in the system. A large proportion of the current contracts will be transferred during the forthcoming quarters.

During the first six months of 2004 lease contracts worth more than € 150 million were placed with lease partners. Most of these lease transfers took place in the United States.

For the outsourcing of the lease activities in Italy, Switzerland, Australia, Central Europe and South East Asia a framework agreement was concluded with CIT, a leasing company that specialises in taking over business assets. Under the terms of this framework agreement a lease partner will become available for Océ subsidiaries that had not yet been included in the vendor lease programme.

The cooperation with CIT is based on the “private label” concept that had already been previously applied in Europe.

Commercial versus financial results

In million €	First six months
	2004	2003
Commercial activities*
Revenues	1,264	1,318
Operating income	36	39
Net income	26	24

Financial activities
Revenues	41	51
Operating income	29	37
Net income	13	16

*	including a pre-tax book profit of € 12.7 million relating to transfer of the lease portfolio

Prospects

Océ realised for the third quarter in succession an acceleration of the sales of printing systems.

Continued growth in sales of machines, software and professional services expected in the second six months of 2004.

Also the recurring revenues, although slightly decreasing, are starting to show an upward trend as well.

This development is encouraging and seems to point to a structural improvement which should also begin to make itself felt in the development of income over the forthcoming quarters.

However, the strong euro will also continue to have a negative impact on revenues and income during the second six months of this year.

Under the present circumstances it is therefore not possible to give a forecast of the results for the full 2004 financial year.

Océ N.V.

July 8, 2004

For further information:

Océ N.V.

Pierre Vincent, Investor Relations Manager

Venlo, the Netherlands

Telephone #31 77 359 2240

E-mail mve@oce.nl

Consolidated Statement of Operations

Period December 1, 2003 to May 31, 2004

	Second quarter		Six months
Results in million €	2004	2003	2004	2003
Revenues from sales, rentals and service	661.7	667.0	1,264.1	1,318.2
Interest from financial lease	20.5	25.1	40.5	51.0

Total revenues	682.2	692.1	1,304.6	1,369.2
Cost of sales, rentals and service	389.1	401.6	747.5	800.4

Gross margin	293.1	290.5	557.1	568.8
Operating expenses	258.9	256.2	492.5	493.0

Operating income	34.2	34.3	64.6	75.8
Financial expense [net]	4.8	7.2	9.5	16.5

Income before income taxes, equity in income of unconsolidated companies and minority interests	29.4	27.1	55.1	59.3
Income taxes	7.5	7.5	15.4	18.0

Income before equity in income of unconsolidated companies and minority interests	21.9	19.6	39.7	41.3
Equity in income of unconsolidated companies	0.1	—	0.2	0.1

Income before minority interests	22.0	19.6	39.9	41.4
Minority interests in net income of subsidiaries	0.6	0.7	1.3	1.3

Net income	21.4	18.9	38.6	40.1
Net income attributable to holders of ordinary shares	20.5	18.0	36.8	38.3

Free cash flow	102.5	42.1	90.4	44.4
Average number of ordinary shares outstanding [x 1,000]	83,491	83,394	83,460	83,419

Per ordinary share in €
Net income	0.25	0.22	0.44	0.46

Consolidated Balance Sheet

	Second quarter		End financial year
In million €	2004	2003	2003	2002
Assets
Intangible fixed assets	48	72	49	86
Tangible fixed assets	472	523	494	578
Financial fixed assets	484	647	561	693
Inventories	337	358	310	345
Accounts receivable and prepaid expenses	887	1,031	952	1,123
Cash and cash equivalents	115	35	55	37

Total assets	2,343	2,666	2,421	2,862

Liabilities
Total shareholders’ equity	713	705	713	771
Minority interest	37	38	39	40
Long term liabilities [provisions]	565	653	596	637
Long term debt	461	633	381	756
Short term debt	93	162	168	87
Other current liabilities	474	475	524	571

Total liabilities	2,343	2,666	2,421	2,862

Changes in shareholders’ equity

Period December 1, 2003 to May 31, 2004

	Six months
In million €	2004	2003
Amount at December 1, 2003/2002	713	771
Net income	39	40
Dividend	-36	-36
Conversion of convertible loans	—	—
Purchase of shares	1	–1
Foreign currency translations	-4	-69

At May 31	713	705

Consolidated Statement of Cash Flow

Period December 1, 2003 to May 31, 2004

	Six months
In million €	2004	2003
Cash flow from operating activities
Net income	39	40
Depreciation	74	88
Investments less divestments in rental equipment, and movements in financial lease receivables	22	35
Long term liabilities [provisions]	-21	9
Trade accounts and other receivables	19	64
Inventories	-41	-23
Trade accounts payable	-18	-43
Net change in other working capital accounts	-54	-81

Total cash flow from operating activities	20	89

Cash flow from investing activities
Capital expenditure on intangible assets	-8	-4
Capital expenditure less divestments in property, plant and equipment	-28	-41
Capital expenditure on other financial assets	-1	—
Sale of lease portfolio	107	—

Total cash flow from investing activities	70	-45

Free cash flow	90	44

Cash flow from financing activities
Interest bearing loans	6	-48
Purchase of shares	1	-1
Dividend	-39	-39
Other	-3	-2

Total cash flow from financing activities	-35	-90

Effect of exchange rate changes	4	44
Changes in cash and cash equivalents	59	-2

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended [referred to hereafter as the Securities Act], and Section 21E of the Securities Exchange Act of 1934, as amended [referred to hereafter as the Exchange Act]. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties [some of which are beyond Océ’s control] and which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission. In view of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties, which include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent and potential future terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks, uncertainties and other factors that may affect Océ’s actual results, performance or achievements, you should refer to pages 62 to 67 of the annual report for 2003, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500 priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam [Euronext], Düsseldorf, Frankfurt/ Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRs] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.

P O Box 101, 5900 MA Venlo, the Netherlands

Telephone [+31] [0]77 359 22 40

Telefax [+31] [0]77 359 54 36

Océ on Internet: http://www.oce.com

E-mail info@oce.com

Commercial register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.